J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 Park Avenue

New York, New York 10172

March 26, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:	Delaying Amendment for J.P. Morgan Exchange-Traded Fund Trust
Registration Statement on Form N-14 (File No. 333-285192)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Exchange-Traded Fund Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”), relating to the proposed reorganization of each target fund identified below into its corresponding acquiring fund, each a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 25, 2025, pursuant to Rule 488 under the Securities Act (Accession Number 0001193125-25-034698).

Target Fund	Acquiring Fund
JPMorgan International Hedged Equity Fund, a series of JPMorgan Trust IV	JPMorgan International Hedged Equity Laddered Overlay ETF
JPMorgan Mortgage-Backed Securities Fund, a series of JPMorgan Trust II	JPMorgan Mortgage-Backed Securities ETF
JPMorgan U.S. Applied Data Science Value Fund, a series of JPMorgan Trust I	JPMorgan Fundamental Data Science Large Value ETF

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Columbus and the State of Ohio, on the 26th day of March, 2025 by its attorney in fact pursuant to a power of attorney dated February 22, 2025 filed with the Registration Statement filed on February 25, 2025.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Allison M. Fumai at Dechert LLP, counsel to the Registrant, at 212-698-3526.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Attorney-in-Fact